Exhibit 99.1

QIWI Announces Third Quarter 2019 Financial Results

Third Quarter Total Adjusted Net Revenue Increases 15% to RUB 5,993 Million and Adjusted Net Profit Increases 62% to RUB 1,893 Million or RUB 30.30 per diluted share

QIWI upgrades 2019 Guidance

Board of Directors Approves Dividends of 28 cents per share

NICOSIA, CYPRUS – November 20, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 15% to RUB 5,993 million ($93.0 million)

•	Payment Services Segment Net Revenue increased 29% to RUB 5,484 million ($85.1 million)

•	Adjusted EBITDA increased 54% to RUB 2,516 million ($39.1 million)

•	Adjusted Net Profit increased 62% to RUB 1,893 million ($29.4 million), or RUB 30.30 per diluted share

•	Payment Services Segment Net Profit increased 31% to RUB 3,259 million ($50.6 million) or RUB 52.15 per diluted share

•	Total Payment Services volume increased 32% to RUB 391.3 billion ($6.1 billion)

“Today I’m glad to share our third quarter 2019 financial results. This quarter we continue to demonstrate robust performance, especially in our Payment Services business, which delivered 29% segment net revenue growth and 31% segment net profit growth. The performance of our payment services business continues to be driven predominantly by the expansion and enhancement of the product proposition we offer to our users, merchants and partners underpinned by the secular trends in our key markets. Our results clearly emphasize the value and relevance of the payment ecosystem we have developed so far and aim to develop further,” said Sergey Solonin, QIWI’s chief executive officer. “As we continue to benefit from the strong performance and substantial cash flows generated by the Payment Services segment, which remains a core part of our business, we proceed with pursuing our strategy of building up our payment and financial services ecosystem and investing in the development of new products and projects, the majority of which also demonstrate improving operating and financial performance. We see many opportunities both in the payment space and in the adjacent markets and I believe we are well positioned to continue strengthening our ecosystem with the ultimate goal of securing a long-term growth prospects.”

Third Quarter 2019 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the quarter ended September 30, 2019 was RUB 5,993 million ($93.0 million), an increase of 15% compared with RUB 5,230 million in the prior year. The increase was mainly driven by Payment Services and CFS Segments Net Revenue growth, which was partially offset by the decline in the SME Segment Net Revenue as well as negative Net Revenue contribution of Rocketbank Segment.

Payment Services Segment Net Revenue for the quarter ended September 30, 2019 was RUB 5,484 million ($85.1 million), an increase of 29% compared with RUB 4,257 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,676 million ($72.6 million), an increase of 27% compared with RUB 3,668 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volume growth in E-commerce, Financial Services and Money Remittance market verticals partially offset by a slight decline in the Payment Average Adjusted Net Revenue Yield.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 808 million ($12.5 million), an increase of 37% compared with RUB 589 million in the prior year. Fees for inactive accounts and unclaimed payments for the third quarter ended September 30, 2019 were RUB 484 million ($7.5 million) compared with RUB 380 million for the corresponding period in the prior year which was driven primarily by growth of payment volume and number of Wallets. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 55% compared with the same period in the prior year to RUB 324 million predominantly as a result of growth of interest revenue.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services related to the operations of the Tochka project for the quarter ended September 30, 2019 was RUB 200 million ($3.1 million) compared with RUB 842 million in the third quarter of the prior year. Segment Net Revenue dynamics were primarily due to the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a certain portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

Adjusted EBITDA: For the quarter ended September 30, 2019, Adjusted EBITDA was RUB 2,516 million ($39.1 million), an increase of 54% compared with RUB 1,633 million in the prior year. The adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth as well as a decline in payroll and related taxes (related to the cost of revenue) (excluding effect of share based payments) to RUB 790 million for the quarter ended September 30, 2019 as compared to RUB 1,014 million for same period in the prior year and advertising, client acquisition and related expenses driven mostly by the transfer of Tochka project. The growth was partially offset by an increase of compensation to employees and related taxes (related to the SG&A expenses)(excluding effect of share-based payments) to RUB 997 million for the quarter ended September 30, 2019 as compared to RUB 799 million for same period in the prior year resulting from a personnel expense growth predominantly in payment services segment and corporate and other category. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 42.0% for the quarter ended September 30, 2019 compared with 31.2% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended September 30, 2019, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,893 million ($29.4 million), an increase of 62% compared with RUB 1,170 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as by a net foreign exchange gain1 as compared to the net foreign exchange loss for the same period in the prior year.

[1]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

For the quarter ended September 30, 2019, Payment Services Segment Net Profit was RUB 3,259 million ($50.6 million), an increase of 31% compared with RUB 2,487 million in the prior year driven by Payment Services Segment Net Revenue slightly offset by growth of payroll, compensation to employees and related taxes (excluding effect of share based payments).

The Consumer Financial Services Segment Net Loss for the third quarter 2019 was RUB 424 million ($6.6 million) as compared to a Net Loss of RUB 699 million for the same period of the prior year resulting primarily from Segment Net Revenue growth driven by the improving monetization and expansion of the operations of the SOVEST project.

The Small and Medium Enterprises Net Profit was RUB 156 million ($2.4 million) as compared to a Net Loss of RUB 80 million in the prior year. The net profit growth was primarily driven by the development and scaling of the Tochka business.

Rocketbank Segment Net Loss was RUB 632 million ($9.8 million), an increase of 107% compared with the net loss of RUB 305 million in the prior year primarily driven by the expenses incurred in connection with the transfer of the operations of Rocketbank to QIWI and its subsequent development.

Payment Services Other Operating Data: For the quarter ended September 30, 2019, Payment Services Segment payment volume was RUB 391.3 billion ($6.1 billion), an increase of 32% compared with RUB 297.1 billion in the prior year. The increase in payment volume was driven by growth in E-commerce, Financial Services and Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.20%, decreasing slightly as compared with 1.23% in the prior year.

Payment Services Segment Net Revenue Yield was 1.40%, a decrease of 3 bps as compared with 1.43% in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended September 30, 2019, Consumer Financial Services Segment payment volume was RUB 7.2 billion ($0.1 billion). CFS payment volume increased by 54% as compared to the RUB 4.7 billion for the third quarter of 2018, while CFS Segment Net Revenue Yield increased to 5.13% driven primarily by the introduction of the consumes paid value added options.

Recent Developments

Rocketbank Sale: In August 2017, we executed a series of transactions to acquire the brands, software and hardware of Tochka and Rocketbank from Otkritie Bank. In July 2018, we finalized the acquisition of Rocketbank and, by the end of 2018, completed the transfer of Rocketbank’s customers, personnel and business processes into QIWI. Throughout the first half of 2019, we reviewed a number of strategic opportunities for the development of Rocketbank’s business as either a part of our broader ecosystem or as a standalone project. A final strategic plan for Rocketbank was presented to and reviewed by the Board of Directors of the Company. In August 2019, having duly considered the proposed strategy and required financing, our Board of the Directors concluded that Rocketbank’s business plan had an investment profile and financing requirements that are not compatible with QIWI’s risk appetite and that the business had limited potential synergies with the core business of the Company. The Board of Directors has further requested that management investigates the potential for a partial or complete sale of Rocketbank. As a result, over the past few months we have begun exploring market opportunities and have recently hired a financial advisor to assist us with the process.

Dividend: In accordance with the decision of the Board of Directors, the Company aims to distribute between 65% to 85% of its adjusted net profit for 2019 starting from the first quarter 2019.

Following the determination of the third quarter 2019 financial results, our Board of Directors approved a dividend of USD 28 cents per share. The dividend record date is December 2, 2019, and the Company intends to pay the dividend on December 5, 2019. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range. It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2019 Guidance2

QIWI upgrades its Total Adjusted Net Revenue, Payment Services Segment Net Revenue and Adjusted Net Profit guidance in respect of 2019 outlook:

•	Total Adjusted Net Revenue is expected to increase by 15% to 19% over 2018;

•	Payment Services Segment Net Revenue is expected to increase by 25% to 29% over 2018;

•	Adjusted Net Profit is expected to increase by 45% to 55% over 2018.

QIWI reiterates its Payment Services Segment Net Profit guidance in respect of 2019 outlook:

•	Payment Services Segment Net Profit is expected to increase by 25% to 29% over 2018.

For the purpose of the guidance in respect of 2019 outlook we would like to outline the following considerations:

We have ceased to recognize the portion of Tochka revenues associated with information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka. Such revenues were recognized in full for the full year 2018; however, they will only be recognized for one month in 2019. For the avoidance of doubt, only the revenues related to Tochka clients that have their accounts with QIWI bank will be recognized as QIWI group revenues in 2019. We will correspondingly account JCS Tochka as an associate going forward.

The Company reserves the right to revise guidance in the course of the year.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2019 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services Segment, and Varvara Kiseleva, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921

[2]	Guidance is provided in Russian rubles

or +1 (412) 317-6671 for international callers; the pin number is 13696469. The replay will be available until Wednesday, December 4, 2019. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 22.3 million virtual wallets, over 136,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 117 billion cash and electronic payments monthly connecting over 43 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, the development of our Rocketbank segment, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2018 (audited)	As of September 30, 2019 (unaudited)	As of September 30, 2019 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,074	2,708	42
Goodwill and other intangible assets	10,846	10,091	157
Investments in associates	812	920	14
Investments in joint venture	836	820	13
Long-term debt securities and deposits	497	3,098	48
Long-term loans	230	206	3
Other non-current assets	110	53	1
Deferred tax assets	157	239	4

Total non-current assets	14,562	18,135	282

Current assets
Trade and other receivables	8,042	6,273	97
Short-term loans	6,890	8,161	127
Short-term debt securities and deposits	1,432	1,116	17
Cash and cash equivalents	40,966	35,789	556
Prepaid income tax	112	33	1
Other current assets	929	940	15

Total current assets	58,371	52,312	812

Assets held for sale	90	9	0

Total assets	73,023	70,456	1,094

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	29
Share premium	12,068	12,068	187
Other reserve	2,097	2,503	39
Retained earnings	9,091	11,113	173
Translation reserve	513	324	5

Total equity attributable to equity holders of the parent	25,646	27,885	433
Non-controlling interests	60	55	1

Total equity	25,706	27,940	434

Non-current liabilities
Long-term lease liability	—	1,016	16
Long-term customer accounts	237	363	6
Other non-current liabilities	—	15	0
Deferred tax liabilities	744	724	11

Total non-current liabilities	981	2,118	33

Current liabilities
Trade and other payables	27,499	20,962	325
Customer accounts and amounts due to banks	17,868	18,131	281
Short-term lease liability	—	322	5
VAT and other taxes payable	428	234	4
Income tax payable	10	11	0
Other current liabilities	531	738	11

Total current liabilities	46,336	40,398	627

Total equity and liabilities	73,023	70,456	1,094

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2019
	RUB	RUB	USD(1)
Revenue:	7,943	10,142	157
Payment processing fees	6,025	7,918	123
Interest revenue calculated using the effective interest rate	563	941	15
Fees from inactive accounts and unclaimed payments	380	484	8
Other revenue	975	799	12

Operating costs and expenses:	6,890	8,676	135
Cost of revenue (exclusive of depreciation and amortization)	3,881	4,989	77
Selling, general and administrative expenses	2,552	2,593	40
Depreciation and amortization	221	389	6
Credit loss expense(2)	236	179	3
Impairment of non-current assets	—	526	8
Profit from operations	1,053	1,466	23

Share of gain/(loss) of an associate and a joint venture	—	149	2
Other income and expenses, net	(2)	(47)	(1)
Foreign exchange gain	344	164	3
Foreign exchange loss	(274)	(97)	(2)
Interest income and expenses, net	2	(7)	(0)

Profit before tax	1,123	1,628	25
Income tax expense	(270)	(440)	(7)

Net profit	853	1,188	18

Attributable to:
Equity holders of the parent	842	1,173	18
Non-controlling interests	11	15	0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	108	33	1

Debt instruments at fair value through other comprehensive income:
Net change in fair value	—	9	0
Changes in allowance for expected credit losses	—	6	0
Total other comprehensive income, net of tax	108	48	1

Total comprehensive income, net of tax attributable to:	961	1,236	19

Equity holders of the parent	950	1,220	19
Non-controlling interests	11	16	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	13.74	18.96	0.29

Diluted profit attributable to ordinary equity holders of the parent	13.66	18.77	0.29

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)	Credit loss expense for three months ended September 30, 2018 was separated from of Selling, general and administrative expenses for comparative purposes as a result of the adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2019
	RUB	RUB	USD(1)
Revenue:	21,329	28,646	445
Payment processing fees	16,786	22,408	348
Interest revenue calculated using the effective interest rate	1,084	2,651	41
Fees from inactive accounts and unclaimed payments	1,009	1,400	22
Other revenue	2,450	2,187	34

Operating costs and expenses:	17,996	23,151	359
Cost of revenue (exclusive of depreciation and amortization)	10,396	14,196	220
Selling, general and administrative expenses	6,593	6,890	107
Depreciation and amortization	623	1,079	17
Credit loss expense(2)	361	460	7
Impairment of non-current assets	23	526	8
Profit from operations	3,333	5,495	85

Share of gain/(loss) of an associate and a joint venture	(19)	78	1
Other income and expenses, net	(72)	8	0
Foreign exchange gain	821	665	10
Foreign exchange loss	(634)	(814)	(13)
Interest income and expenses, net	14	(18)	(0)

Profit before tax	3,443	5,414	84
Income tax expense	(712)	(1,215)	(19)

Net profit	2,731	4,199	65

Attributable to:
Equity holders of the parent	2,702	4,160	65
Non-controlling interests	29	39	1

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	365	(194)	(3)

Debt instruments at fair value through other comprehensive income:
Net change in fair value	—	9	0
Changes in allowance for expected credit losses	—	6	0
Total other comprehensive income, net of tax	365	(179)	(3)

Total comprehensive income, net of tax attributable to:	3,096	4,020	62

Equity holders of the parent	3,067	3,986	62
Non-controlling interests	29	34	1

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	44.23	67.43	1.05

Diluted profit attributable to ordinary equity holders of the parent	43.88	66.68	1.04

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)	Credit loss expense for nine months ended September 30, 2018 was separated from of Selling, general and administrative expenses for comparative purposes as a result of the adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2019
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,443	5,414	84

Adjustments to reconcile profit before tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	623	1,079	17
Foreign exchange loss/(gain), net	(187)	149	2
Interest income, net	(1,038)	(2,113)	(33)
Credit loss expense	361	460	7
Share of (gain) / loss of an associate and a joint venture	19	(78)	(1)
Share-based payments	519	391	6
Loss from initial recognition	103	151	2
Impairment of non-current assets	23	526	8
Other	66	65	1

Operating profit before changes in working capital	3,932	6,044	94

Decrease in trade and other receivables	335	1,355	21
(Increase)/decrease in other assets	(316)	9	0
Increase in customer accounts and amounts due to banks	8,725	157	2
Increase/(Decrease) in accounts payable and accruals	742	(5,638)	(88)
Increase in loans issued from banking operations	(3,200)	(1,387)	(22)

Cash received from operations	10,218	540	8

Interest received	871	2,615	41
Interest paid	(78)	(109)	(2)
Income tax paid	(476)	(1,266)	(20)

Net cash flow received from operating activities	10,535	1,780	28

Cash flows used in investing activities
Cash inflow from business combination	234	—	—
Cash investment in associate and joint control companies	(21)	(200)	(3)
Purchase of property and equipment	(564)	(594)	(9)
Purchase of intangible assets	(247)	(235)	(4)
Proceeds from sale of fixed and intangible assets	—	173	3
Loans issued	(135)	(353)	(5)
Repayment of loans issued	3	33	1
Purchase of debt securities and funds depositing	(810)	(3,686)	(57)
Proceeds from sale and redemption of debt instruments	672	1,412	22

Net cash flow used in investing activities	(868)	(3,450)	(54)

Cash flows used in financing activities
Repayment of borrowings and lease liabilities	—	(371)	(6)
Dividends paid to owners of the Company	—	(2,278)	(35)
Dividends paid to non-controlling shareholders	(27)	(39)	(1)

Net cash flow used in financing activities	(27)	(2,688)	(42)

Effect of exchange rate changes on cash and cash equivalents	813	(819)	(13)
Effect of change in expected credit loss on cash and cash equivalents	(7)	—	—

Net increase\(decrease) in cash and cash equivalents	10,446	(5,177)	(80)

Cash and cash equivalents at the beginning of the period	18,435	40,966	636

Cash and cash equivalents at the end of the period	28,881	35,789	556

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2019
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	5,230	5,993	93.0

Payment Services	4,257	5,484	85.1
Consumer Financial Services	125	369	5.7
Small and Medium Enterprises	842	200	3.1
Rocketbank	(23)	(128)	(2.0)
Corporate and Other	29	68	1.0

Total Segment Net Profit(3)	1,170	1,893	29.4

Payment Services	2,487	3,259	50.6
Consumer Financial Services	(699)	(424)	(6.6)
Small and Medium Enterprises	(80)	156	2.4
Rocketbank	(305)	(632)	(9.8)
Corporate and Other	(233)	(466)	(7.2)

	Nine months ended (unaudited)
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2019
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	13,839	16,923	262.7

Payment Services	11,757	15,478	240.3
Consumer Financial Services	186	870	13.5
Small and Medium Enterprises	1,859	797	12.4
Rocketbank	(23)	(423)	(6.6)
Corporate and Other	60	201	3.1

Total Segment Net Profit(3)	3,123	5,511	85.6

Payment Services	6,946	9,453	146.7
Consumer Financial Services	(2,080)	(1,391)	(21.6)
Small and Medium Enterprises	(496)	167	2.6
Rocketbank	(475)	(1,633)	(25.3)
Corporate and Other	(772)	(1,085)	(16.8)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)	For the three and nine months ended September 30, 2018 and September 30, 2019 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the three and nine months ended September 30, 2018 and September 30 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2018	September 30, 2019	September 30, 2019
	RUB	RUB	USD(1)
Revenue	7,943	10,142	157.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,881	4,989	77.5
Plus: Payroll and related taxes	1,168	840	13.0

Total Adjusted Net Revenue	5,230	5,993	93.0

Segment Net Revenue
Payment Services Segment Revenue	6,838	8,991	139.6
PS Payment Revenue (2)	6,025	7,918	123
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,735	3,614	56
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	378	372	6

PS Payment Adjusted Net Revenue	3,668	4,676	72.6

PS Other Revenue (5)	813	1,075	17
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	274	318	5
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	50	51	1

PS Other Adjusted Net Revenue	589	808	12.5

Payment Services Segment Net Revenue	4,257	5,484	85.2

Consumer Financial Services Segment Revenue	160	438	6.8
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	212	200	3.1
Plus: Compensation to employees and related taxes	177	131	2.0

Consumer Financial Services Segment Net Revenue	125	369	5.7

SME Revenue	895	245	3.8
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	438	49	0.8
Plus: Compensation to employees and related taxes	384	4	0.1

SME Net Revenue	842	200	3.1

Rocketbank Revenue	7	344	5.3
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	172	693	10.8
Plus: Compensation to employees and related taxes	142	221	3.4

Rocketbank Net Revenue	(23)	(128)	(2.0)

Corporate and Other Category Revenue	43	124	1.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	51	113	1.8
Plus: Compensation to employees and related taxes	37	57	0.9

Corporate and Other Category Net Revenue	29	68	1.1

Total Segment Net Revenue	5,230	5,993	93.0

Net Profit	853	1,188	18.4

Plus:
Depreciation and amortization	221	389	6.0
Other income	2	47	0.7
Foreign exchange gain	(344)	(164)	(2.5)
Foreign exchange loss	274	97	1.5
Loss on set up of associate	—	(149)	(2.3)
Impairment of non-current assets	—	526	8.2
Interest (income)/expenses	(2)	7	0.1
Income tax expenses	270	440	6.8
Share-based payments expenses	359	135	2.1

Adjusted EBITDA	1,633	2,516	39.1

Adjusted EBITDA margin	31.2%	42.0%	42.0%
Net profit	853	1,188	18.4
Amortization of fair value adjustments(7)	78	105	1.6
Share-based payments expenses	359	135	2.1
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(105)	(53)	(0.8)
Impairment of non-current assets	—	526	8.2
Effect of taxation of the above items	(15)	(8)	(0.1)

Adjusted Net Profit	1,170	1,893	29.4

Adjusted Net Profit per share:
Basic	19.10	30.59	0.47
Diluted	18.99	30.30	0.47
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,276	61,876	61,876
Diluted	61,634	62,483	62,483

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2018	September 30, 2019	September 30, 2019
	RUB	RUB	USD(1)
Revenue	21,329	28,646	444.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	10,396	14,196	220.4
Plus: Payroll and related taxes	2,906	2,473	38.4

Total Adjusted Net Revenue	13,839	16,923	262.7

Segment Net Revenue
Payment Services Segment Revenue	18,962	25,429	394.8
PS Payment Revenue (2)	16,786	22,408	348
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	7,471	10,216	159
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	938	1,071	17

PS Payment Adjusted Net Revenue	10,253	13,263	205.9

PS Other Revenue (5)	2,176	3,022	47
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	793	952	15
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	122	145	2

PS Other Adjusted Net Revenue	1,504	2,215	34.4

Payment Services Segment Net Revenue	11,757	15,478	240.3

Consumer Financial Services Segment Revenue	307	1,025	15.9
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	653	571	8.9
Plus: Compensation to employees and related taxes	532	416	6.5

Consumer Financial Services Segment Net Revenue	186	870	13.5

SME Revenue	1,960	928	14.4
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	1,092	278	4.3
Plus: Compensation to employees and related taxes	990	147	2.3

SME Net Revenue	1,859	797	12.4

Rocketbank Revenue	7	957	14.9
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	265	1,920	29.8
Plus: Compensation to employees and related taxes	235	540	8.4

Rocketbank Net Revenue	(23)	(423)	(6.6)

Corporate and Other Category Revenue	93	307	4.8
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	122	258	4.0
Plus: Compensation to employees and related taxes	88	152	2.4

Corporate and Other Category Net Revenue	60	201	3.1

Total Segment Net Revenue	13,839	16,923	262.8

Net Profit	2,731	4,199	65.2

Plus:
Depreciation and amortization	623	1,079	16.8
Other income and expenses, net	72	(8)	(0.1)
Foreign exchange gain	(821)	(665)	(10.3)
Foreign exchange loss	634	814	12.6
Loss from associates and joint ventures	19	(78)	(1.2)
Impairment of non-current assets	—	526	8.2
Interest (income)/expenses	(14)	18	0.3
Income tax expenses	712	1,215	18.9
Share-based payments expenses	519	391	6.1

Adjusted EBITDA	4,475	7,491	116.3

Adjusted EBITDA margin	32.3%	44.3%	44.3%
Net profit	2,731	4,199	65.2
Amortization of fair value adjustments(7)	225	302	4.7
Share-based payments expenses	519	391	6.1
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(308)	132	2.0
Impairment of non-current assets	—	526	8.2
Effect of taxation of the above items	(44)	(39)	(0.6)

Adjusted Net Profit	3,123	5,511	85.6

Adjusted Net Profit per share:
Basic	51.12	89.33	1.39
Diluted	50.72	88.34	1.37

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,089	61,693	61,693
Diluted	61,579	62,387	62,387

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	September 30, 2018	September 30, 2019	September 30, 2019
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	297.1	391.3	6.1

E-commerce	68.5	107.0	1.7
Financial services	64.7	88.9	1.4
Money remittances	108.2	143.9	2.2
Telecom	45.4	42.1	0.7
Other	10.3	9.4	0.1

Payment adjusted net revenue (million)(3)	3,667.3	4,676.4	72.6

E-commerce	2,042.2	2,658.6	41.3
Financial services	278.8	331.7	5.2
Money remittances	1,079.7	1,432.1	22.2
Telecom	206.5	194.9	3.0
Other	60.1	59.1	0.9

Payment Average Adjusted Net Revenue Yield(4)	1.23%	1.20%	1.20%

E-commerce	2.98%	2.48%	2.48%
Financial services	0.43%	0.37%	0.37%
Money remittances	1.00%	1.00%	1.00%
Telecom	0.46%	0.46%	0.46%
Other	0.58%	0.63%	0.63%

Payment Services Segment Net Revenue Yield	1.43%	1.40%	1.40%
Active kiosks and terminals (units)(5)	149,754	136,313	136,313
Active Qiwi Wallet accounts (million)(6)	20.8	22.3	22.3

Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	4.7	7.2	0.1
CFS Segment Net Revenue Yield	2.67%	5.13%	5.13%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Nine months ended (unaudited)
	September 30, 2018	September 30, 2019	September 30, 2019
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	809.2	1,088.1	16.9

E-commerce	178.0	300.0	4.7
Financial services	178.5	244.2	3.8
Money remittances	287.0	392.9	6.1
Telecom	130.0	122.3	1.9
Other	35.8	28.7	0.4

Payment adjusted net revenue (million)(3)	10,251.7	13,263.2	205.9

E-commerce	5,819.4	7,651.1	118.8
Financial services	844.0	874.5	13.6
Money remittances	2,801.8	4,043.3	62.8
Telecom	583.5	529.3	8.2
Other	202.9	165.0	2.6

Payment Average Adjusted Net Revenue Yield(4)	1.27%	1.22%	1.22%

E-commerce	3.27%	2.55%	2.55%
Financial services	0.47%	0.36%	0.36%
Money remittances	0.98%	1.03%	1.03%
Telecom	0.45%	0.43%	0.43%
Other	0.57%	0.57%	0.57%

Payment Services Segment Net Revenue Yield	1.45%	1.42%	1.42%
Active kiosks and terminals (units)(5)	149,754	136,313	136,313
Active Qiwi Wallet accounts (million)(6)	20.8	22.3	22.3

Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	10.2	18.0	0.3
CFS Segment Net Revenue Yield	1.83%	4.82%	4.82%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.4156 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.